______________________________________________
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________
FORM 11-K
 ____________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number: 1-16411

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
2980 Fairview Park Drive
Falls Church, Virginia 22042
________________________________________________

Northrop Grumman Savings Plan
Financial Statements as of December 31, 2014 and 2013
and for the Year Ended December 31, 2014,
Supplemental Schedule as of December 31, 2014,
and Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plans Administrative Committee and Participants of
Northrop Grumman Savings Plan
Falls Church, VA

We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
McLean, VA
June 15, 2015

NORTHROP GRUMMAN SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
$ in thousands	2014	2013
Assets:
Investments:
Investment in Northrop Grumman Defined Contribution Plans Master Trust—at fair value	$17,232,820	$16,107,886
Investment in Charles Schwab Personal Choice Retirement Account—at fair value	1,531,396	1,429,187
Short-term investments—at fair value	19,850	25,160
Total investments	18,784,066	17,562,233
Notes receivable from participants	235,899	233,242
Total assets	19,019,965	17,795,475
Liabilities:
Accrued expenses	2,316	2,392
Net assets reflecting investments at fair value	19,017,649	17,793,083
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(130,137)	(117,370)
Net assets available for benefits	$18,887,512	$17,675,713
See notes to financial statements.

NORTHROP GRUMMAN SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
$ in thousands	December 31, 2014
Additions:
Investment income:
Plan interest in Northrop Grumman Defined Contribution Plans Master Trust	$1,303,233
Other investments:
Net appreciation in fair value of other investments	53,246
Dividends	22,627
Interest	500
Interest income on notes receivable from participants	9,283
Contributions:
Participant contributions	773,122
Employer contributions	285,946
Total additions	2,447,957
Deductions:
Benefits paid to participants	1,214,830
Other expenses	21,328
Total deductions	1,236,158
Increase in net assets	1,211,799
Net assets available for benefits
Beginning of year	17,675,713
End of year	$18,887,512
See notes to financial statements.

NORTHROP GRUMMAN SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014
1. DESCRIPTION OF THE PLAN
The following description of the Northrop Grumman Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a qualified profit-sharing and stock bonus plan that includes an employee stock ownership plan sponsored by Northrop Grumman Corporation (the “Company” or "Plan sponsor"). The Plan was established February 1, 1962. The Plan's Benefit Plans Administrative and Investment Committees control and manage the operation of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
All of the Plan’s investments are participant directed. The Plan holds assets in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”) as well as short-term investments at the Trustee, and participant-directed brokerage accounts held in the Charles Schwab Personal Choice Retirement Account ("PCRA").
Eligibility
The Plan covers substantially all hourly and salaried employees of the Company who are at least 18 years old, are citizens or residents of the United States of America ("U.S.") and are not covered under another plan.
Certain employees hired or rehired on or after July 1, 2008, who meet the applicable Plan requirements, are eligible to receive an additional employer contribution known as a Retirement Account Contribution ("RAC"). The RAC is calculated and credited each payroll date.
Contributions
Participant contributions are subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code"). Contributions can be made on a tax-deferred (before-tax) basis, to a Roth 401(k), on an after-tax basis, or a combination thereof through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. First time eligible employee participants (newly hired, rehired, and certain transfers) are enrolled automatically into the Plan at a two percent tax-deferred contribution rate approximately 45 days after the date of hire, rehire, or transfer unless an alternative election is made. Such contributions are automatically increased by one percent each year thereafter up to a maximum percentage specified by the Plan sponsor.

The Company’s matching contributions are generally as follows:

Employee Contribution	Company Match
First 2% of eligible compensation	100%
Next 2% of eligible compensation	50
Next 4% of eligible compensation	25
Contribution over 8%	—
The Company will credit participants who meet eligibility requirements with a RAC each pay period in an amount determined as a percentage of eligible compensation for each pay period in accordance with the following table:

Participant’s Age	Percentage of Compensation
Less than 35	3%
35 – 49	4
50 or older	5
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant account is credited with participant and Company contributions and an allocation of any Plan earnings from the DC Master Trust. Each participant account is charged with withdrawals and an allocation of any Plan losses and administrative expenses. Allocations are based on participant units. The benefit to which a participant is entitled is the benefits that can be provided from the participant's vested account.
Vesting
Plan participants are fully vested at all times in the balance of their accounts attributed to employee contributions and earnings thereon. Plan participants hired before May 1, 2012 are also fully vested at all times in the balance of their accounts attributed to Company matching contributions and earnings thereon. Plan participants hired on or after May 1, 2012, other than participants covered under certain collective bargaining agreements, shall become fully vested in Company's matching contributions, and earnings thereon, upon completion of three years of service. RAC participants fully vest in Company contributions, and earnings thereon, upon completion of three years of service.
Investment Options
Upon enrollment in the Plan, each participant directs his or her employee and Company contributions in one percent increments, to be invested in any of the investment funds described below. The investment funds are managed by professional investment managers appointed by the Plan’s Investment Committee.
Participants may change their investment elections daily. Existing account balances can generally be transferred daily between investment funds, subject to certain restrictions.
Contributions deposited into each investment fund are used to purchase units of that fund based on unit values that are updated daily prior to any Plan transactions. Plan transactions include contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors; the number of units purchased to date and the current value of each unit.
U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund’s objectives are to achieve a high total return through long-term growth of capital and the reinvestment of current income.
U.S. Fixed-Income Fund — The U.S. Fixed-Income Fund primarily consists of holdings in marketable, fixed-income securities rated within the three highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is diversified by investing in a range of fixed-income securities that mature, on average, in eight to ten years.
Northrop Grumman Stable Value Fund — Investments in the Northrop Grumman Stable Value Fund ("Stable Value Fund") are diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks (see Note 6).

Northrop Grumman Fund — The Northrop Grumman Fund (“NG Stock Fund”) invests primarily in Northrop Grumman Corporation common stock.
Balanced Fund — The Balanced Fund is designed to provide investors with a fully diversified portfolio consisting of targeted proportions of fixed-income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.
International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside of the U.S. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).
Small Cap Fund — The Small Cap Fund consists of a diversified group of U.S. companies with lower market capitalization and higher revenue growth than the large, well-established companies that make up the S&P 500 Index. The fund seeks to provide capital appreciation over the long term, rather than current income.
Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.
Retirement Path Portfolios — Each retirement path is a broadly diversified portfolio of funds consisting of equities, fixed-income securities and other investments tailored to the investment time horizon of the investor. The name of each strategy reflects the year when the investor will most likely begin to draw interest and/or principal out of their portfolio. The portfolios are the Retirement Path, the 2020 Retirement Path, the 2025 Retirement Path, the 2030 Retirement Path, the 2035 Retirement Path, the 2040 Retirement Path, the 2045 Retirement Path, the 2050 Retirement Path, the 2055 Retirement Path and the 2060 Retirement Path.
The Plan also offers the PCRA, a participant-directed brokerage account provided by Charles Schwab & Co., Inc. The PCRA enables participants to invest in a selection of mutual funds and individual securities.
All funds may include common/collective trust funds and/or short-term investment funds.
Notes Receivable from Participants
Participants may borrow from their fund accounts with loans of a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their vested account balance. A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans are prorated across the participant's investment funds and secured by the balance in the participant’s account. The interest rate is fixed on the last business day of each month at the prime rate plus one percent. Repayments are made from payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). The maximum loan period is five years, except that participants may obtain 15-year loans if used to acquire a dwelling that is the principal residence of the participant. In addition, loans transferred in as the result of a plan merger may have maximum loan periods greater than 15 years. Loans may be repaid early in full, though partial early repayments are not permitted. As of December 31, 2014 and 2013, participant loans were issued with interest rates ranging from 4.25 percent to 11.5 percent, and with maturities through 2034.
Payment of Benefits
On termination of employment with the Company (including termination due to death, disability, or retirement), a participant may receive a lump-sum payment of his or her entire account balance (net of any outstanding loan balances). Otherwise, distributions are to begin on a participant's mandatory commencement date. The mandatory commencement date is April 1 of the calendar year following the year in which a participant attains age 70 1/2. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may roll over account balances to individual retirement accounts or another employer’s qualified retirement plan to defer federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect a special distribution option under the previous plan.
Distributions from the NG Stock Fund may be paid in cash, stock, or a combination of the two, depending on the participant’s election.

Withdrawals
A participant may withdraw all or a portion of his or her vested account at any time. However, withdrawals are limited to one per quarter. A participant may withdraw all of a portion of his or her before-tax contributions for any reason after reaching age 59 1/2. Prior to reaching age 59 1/2, a withdrawal may be made in the case of hardship, as described in the Plan document. Withdrawals are limited to the amount of a participant's account balance net of any loan balances outstanding and are subject to tax withholdings as appropriate.
Forfeited Accounts
For the years ended December 31, 2014 and 2013, Plan forfeitures totaled $5,523,000 and $4,900,000 respectively. Forfeited amounts may be used to reduce Company matching contributions or to offset Plan expenses. During the year ended December 31, 2014, employer matching contributions were reduced by $5,141,000 due to forfeitures.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various securities, including U.S. and foreign government securities, corporate debt instruments, domestic equities, asset-backed securities, mortgage-backed securities, mutual funds, common/collective trust funds and a stable value fund. Investment securities are exposed to various risks, including interest rate and credit risk, overall market volatility, and risks related to U.S. and foreign government stability. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Fair Value of Financial Instruments
The Plan utilizes fair value measurement guidelines prescribed by GAAP to value financial instruments. The guidance includes a definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
The valuation techniques utilized are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust and the Plan primarily include common stock, preferred stock, open-end mutual funds, and closed-end mutual funds valued based on pricing, frequency of trading and other market considerations.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include common/collective trust funds and short-term investment funds valued based on the use of net asset valuations ("NAV") derived by investment managers and fixed-income securities based on broker quotes or model-derived valuations. As of December 31, 2014 and 2013, there were no unfunded commitments, redemption notice periods greater than seven days or other redemption restrictions for the common/collective trust funds or short-term investment funds. Funds generally have daily redemption frequencies.
Level 3 - Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan during the years ended December 31, 2014 and 2013.
Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as determined by the Trustee pursuant to the DC Master Trust Agreement. The Plan's Investment Committee provides direction and oversight of the valuation process. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investments, including the underlying investments in the DC Master Trust and PCRA, are valued as follows:
Investments in domestic and equity securities, which include common and preferred stock, are valued at the last reported sales price of the stock on the active market on which the securities are traded on the last business day of the Plan year. Mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Investments in common/collective trust funds and short-term investment funds are valued based on the use of NAV derived by investment managers. Fair values for other securities, including U.S. government, corporate debt, mortgage-backed, asset-backed and other fixed-income securities, which are not exchange-traded, are valued using third-party pricing services. These pricing services use, for example, recent broker-dealer quotations or model-based pricing methods that use significant observable inputs such as relevant yield curves, credit information of the underlying security, prepayment projections, cash flows and other security characteristics to determine fair value as of the last trading day of the year. If market values are not available from the above sources, the fair value is provided to the Trustee by the party with authority to trade in such securities (investment managers or the Investment Committee, as applicable).
The fair value of guaranteed investment contracts ("GICs") held by the Plan through the Stable Value Fund of the DC Master Trust is equal to the total fair value of the underlying assets, plus the total contract rebid value, which is calculated by discounting the excess annual rebid fee over the duration of the contract assets. The GICs are considered to be fully benefit-responsive and therefore their carrying value is adjusted from fair market value to contract value in the statements of net assets available for benefits.
All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on fund assets, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.
In performing any valuations or calculations required of the Trustee, the Trustee relies on the prices provided by pricing sources, the investment managers, the Investment Committee or the participant’s broker as a certification as to the value.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the market value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair market value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.
Notes Receivable from Participants
Participant loans are measured at their outstanding balances, plus accrued interest.
Expenses
Plan expenses are paid by the Plan or the Plan sponsor as provided in the Plan document. Fees incurred by the plan for investment management services of $8,066,000 are presented as an offset to total investment income in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw funds from the Plan but have not yet been paid were $4,660,000 and $1,553,000 at December 31, 2014 and 2013, respectively, and such amounts continue to accrue investment earnings (losses) until paid.

Accounting Standards Updates
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), Fair Value Measurement (Topic 820). ASU 2015-07 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU impacts reporting entities that measure an investment’s fair value using the net asset value per share (or an equivalent) practical expedient. The amendments in ASU No. 2015-07 eliminate the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make specific disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has decided to measure using the practical expedient.  The new guidance is effective for public entities reporting periods beginning after December 15, 2015 and early adoption is permitted. The Plan did not early adopt this guidance as of year-end. The adoption will not have a material effect on the Plan's statements of net assets available for benefits or statement of changes in net assets available for benefits. Plan management is assessing the impact on the disclosures in the financial statements.

3. INVESTMENTS
The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair value determined and reported by the Trustee in accordance with the DC Master Trust Agreement established by the Company.
Proportionate interests of each participating plan are determined based on the standard trust method of accounting for master trust arrangements. Plan assets represent 97 and 96 percent of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2014 and 2013, respectively.
The net assets of the DC Master Trust as of December 31, 2014 and 2013, are as follows:

$ in thousands	2014	2013
Assets
Cash equivalents and short-term investment funds	$107,179	$93,761
Equities
Common and preferred stock	1,978,495	1,606,446
Common/collective trust funds	10,354,893	9,729,237
Fixed income
U.S. and foreign government securities	284,583	285,544
Corporate debt instruments	252,277	221,843
Asset- and mortgage-backed securities	336,241	325,033
Common/collective trust funds	893,965	702,538
Guaranteed investment contracts	2,770,580	2,982,899
Collateral held under securities lending agreements	870,390	791,181
Assets on loan to third-party borrowers	853,758	775,137
Total investments	18,702,361	17,513,619
Receivable from broker for investments sold	2,485	2,508
Dividends, interest, taxes and other receivables	7,066	6,876
Total assets	18,711,912	17,523,003
Liabilities
Collateral held under securities lending agreements	870,390	791,181
Due to broker for securities purchased	31,826	23,483
Total liabilities	902,216	814,664
Net assets of the DC Master Trust — at fair value	17,809,696	16,708,339
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(133,489)	(120,663)
Net assets of the DC Master Trust	$17,676,207	$16,587,676

Investment income for the DC Master Trust for the Plan year ended December 31, 2014, is as follows:

$ in thousands	2014
Investment income
Net appreciation in fair value of investments
Equities
Common and preferred stock	$447,327
Common/collective trust funds	673,743
Fixed income
U.S. and foreign government securities	13,625
Corporate debt instruments	7,748
Asset- and mortgage-backed securities	7,228
Common/collective trust funds	44,776
Net appreciation	1,194,447
Interest	115,366
Dividends	39,745
Other income	2,260
Stock loan income	396
Investment manager fees	(8,284)
Total investment income	$1,343,930
Investments, other than the Plan’s investment in the DC Master Trust, that represent five percent or more of the Plan’s net assets available for benefits are as follows:

	December 31
$ in thousands	2014	2013
Schwab Personal Choice Retirement Account (PCRA)	$1,531,396	$1,429,187
None of the individual investments in the PCRA account represent five percent or more of the Plan's net assets available for benefits.
The DC Master Trust, as part of the separately managed Stable Value Fund and separate account of the Fixed Income Fund, participates in a securities lending program with State Street. The program allows State Street to loan securities, which are assets of the DC Master Trust, to approved borrowers. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the DC Master Trust. State Street requires borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign securities borrowed. The DC Master Trust bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral. In U.S. markets, State Street generally enters into a netting arrangement with a borrower which permits the netting of mark-to-market exposure for transactions within the lending program with that borrower. Such arrangements would cover lending transactions with the borrower and reverse repurchase agreements of cash collateral involving investment of the collateral. State Street may also negotiate a right of offset in the event of borrower default. In the event of borrower default, State Street indemnifies the DC Master Trust against any loss of the amount loaned. As of December 31, 2014, cash and non-cash collateral associated with securities on loan totaled $527,404,000 and $342,986,000, respectively. As of December 31, 2013, cash and non-cash collateral associated with securities on loan totaled $516,554,000 and $274,627,000, respectively. Note that cash collateral includes both cash and cash equivalents. All of the securities on loan are collateralized at more than 100%.

DC Master Trust assets on loan to third-party borrowers under security lending agreements are as follows:

	December 31
$ in thousands	2014	2013
Underlying securities of guaranteed investment contracts	$661,685	$604,303
Fixed income
U.S. and foreign government securities	157,766	138,229
Corporate debt instruments	34,307	32,604
DC Master Trust Assets on loan to third-party borrowers	$853,758	$775,136
4. DERIVATIVE FINANCIAL INSTRUMENTS
The investment managers for the Stable Value Fund and Fixed Income Fund may use derivatives financial instruments as part of their respective investment strategies. These strategies may include the use of credit default swaps, futures contracts, and interest rate swaps. Notional amounts disclosed below do not quantify risk or represent assets or liabilities of the DC Master Trust, but are used in the calculation of the cash settlements under the contracts.
The investment managers for the Stable Value Fund and the Fixed Income Fund may enter into netting arrangements such as trading with a Futures Commission Merchant. Otherwise, futures are traded on an exchange, which settle pursuant to the rules of the exchange on a daily settlement of the net value. For other derivatives such as swaps, the investment managers may enter into netting arrangements (e.g. International Swaps and Derivatives Association agreement), which provide for a legal right of setoff. Contractual settlement rights may vary depending on the specific agreement or whether the derivative is traded via central clearing or a specific counterparty.
Derivative financial instruments are recorded as assets or liabilities of the DC Master Trust and measured at fair value. Changes in the fair value of the derivative instruments are reflected in investment income as appreciation (depreciation) in the DC Master Trust. During 2014 and 2013, these derivative financial instruments were not entered into for hedging purposes and do not qualify for hedge accounting. The volume of derivative activity during 2014 was comparable to that which is held at year-end.
The notional amounts and fair values, by primary risk exposure, are presented as gross assets and liabilities as follows:

	December 31
$ in thousands	2014	2013
	Interest Rate Contracts	Interest Rate Contracts
	U.S. Treasury Futures	U.S. Treasury Futures
Fair value of asset	$322	$2,020
Fair value of liability	(3,842)	(525)
Notional amount	(84,611)	(128,234)
Futures Contracts
The DC Master Trust enters into futures contracts in the normal course of investing activities to manage market risk and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position. The net loss on U.S. treasury futures for the year ended December 31, 2014, was $14,642,000.
5. FAIR VALUE MEASUREMENTS
The fair values of common/collective trust funds and short-term investments were based on the use of NAV as of December 31, 2014 and 2013, derived by investment managers. No adjustments were made to the NAV provided by the investment managers of the underlying funds for which NAV was used. As of December 31, 2014 and 2013, none of the investments whose fair values were based on NAV are expected to be sold at a value materially different than NAV.

The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2014:

	2014
($ in thousands)	Level 1	Level 2	Total
DC Master Trust
Cash equivalents and short-term investment funds	$6,308	$100,871	$107,179
Equities
Domestic	1,978,495	—	1,978,495
Common/collective trust funds
Domestic	—	6,232,896	6,232,896
International	—	1,892,153	1,892,153
Retirement Path Funds (Note 1)	—	2,229,844	2,229,844
Total equities	1,978,495	10,354,893	12,333,388
Fixed income
U.S. Treasury securities	—	299,527	299,527
Corporate debt instruments	—	286,584	286,584
Asset- and mortgage-backed securities	—	336,241	336,241
Common/collective trust funds	—	893,965	893,965
U.S. government agency securities	—	119,703	119,703
Non-U.S. government securities	—	23,119	23,119
Total fixed income	—	1,959,139	1,959,139
Guaranteed investment contracts
Separate insurance contract	—	423,259	423,259
Synthetic guaranteed investment contracts
U.S. Treasury securities	—	662,948	662,948
Corporate debt instruments	—	908,054	908,054
Asset- and mortgage-backed securities	—	702,721	702,721
U.S. government agency securities	—	736,124	736,124
Non-U.S. government securities	—	1,781	1,781
Cash equivalents	—	916	916
Other	—	(3,538)	(3,538)
Total guaranteed investment contracts	—	3,432,265	3,432,265
Collateral held under securities lending agreements
Cash and cash equivalents	—	527,404	527,404
Other	—	342,986	342,986
Total collateral held under securities lending agreements	—	870,390	870,390
Total DC Master Trust	$1,984,803	$16,717,558	$18,702,361

The table below sets forth the fair value of PCRA and short-term investment funds, by level, measured on a recurring basis, and held by the Plan as of December 31, 2014:

	2014
($ in thousands)	Level 1	Level 2	Total
Other Plan investments
PCRA
Cash and cash equivalents	$246,025	$3,524	$249,549
Fixed income
U.S. Treasury securities	—	1,194	1,194
Corporate debt instruments	—	4,237	4,237
U.S. government agency securities	—	1,276	1,276
Total fixed income	—	6,707	6,707
Mutual funds	664,226	—	664,226
Common stock	601,512	—	601,512
Preferred stock	2,136	—	2,136
Other	7,266	—	7,266
Total PCRA	1,521,165	10,231	1,531,396
State Street Bank and Trust Company short-term investment funds	—	19,850	19,850
Total other Plan investments	$1,521,165	$30,081	$1,551,246

The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2013:

	2013
($ in thousands)	Level 1	Level 2	Total
DC Master Trust
Cash equivalents and short-term investment funds	$—	$93,761	$93,761
Equities
Domestic	1,606,446	—	1,606,446
Common/collective trust funds:
Domestic	—	5,893,713	5,893,713
International	—	1,944,163	1,944,163
Retirement Path Funds (Note 1)	—	1,891,361	1,891,361
Total equities	1,606,446	9,729,237	11,335,683
Fixed income
U.S. Treasury securities	—	353,860	353,860
Corporate debt instruments	—	254,448	254,448
Asset- and mortgage-backed securities	—	325,033	325,033
Common/collective trust funds	—	702,538	702,538
U.S. government agency securities	—	49,980	49,980
Non-U.S. government securities	—	19,933	19,933
Total fixed income	—	1,705,792	1,705,792
Guaranteed investment contracts
Separate insurance contract	—	459,854	459,854
Synthetic guaranteed investment contracts
U.S. Treasury securities	—	1,362,030	1,362,030
Corporate debt instruments	—	1,028,550	1,028,550
Asset- and mortgage-backed securities	—	500,810	500,810
U.S. government agency securities	—	150,693	150,693
Non-U.S. government securities	—	885	885
Cash equivalents	—	82,896	82,896
Other	—	1,484	1,484
Total guaranteed investment contracts	—	3,587,202	3,587,202
Collateral held under securities lending agreements			.
Cash and cash equivalents	—	516,554	516,554
Other	—	274,627	274,627
Total collateral held under securities lending agreements	—	791,181	791,181
Total DC Master Trust	$1,606,446	$15,907,173	$17,513,619

The table below sets forth the fair value of PCRA and short-term investment funds, by level, measured on a recurring basis, and held by the Plan as of December 31, 2013:

	2013
($ in thousands)	Level 1	Level 2	Total
Other Plan investments
PCRA
Cash and cash equivalents	$251,009	$3,668	$254,677
Fixed income
U.S. Treasury securities	—	653	653
Corporate debt instruments	—	5,025	5,025
U.S. government agency securities	—	996	996
Total fixed income	—	6,674	6,674
Mutual funds	637,313	—	637,313
Common stock	525,652	—	525,652
Preferred stock	2,541	—	2,541
Other	2,330	—	2,330
Total PCRA	1,418,845	10,342	1,429,187
State Street Bank and Trust Company short-term investment accounts	—	25,160	25,160
Total other Plan investments	$1,418,845	$35,502	$1,454,347
There were no transfers of investments between levels during 2014 and 2013.
6. INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND
The DC Master Trust includes amounts in the Stable Value Fund, which was established for the investment of assets of certain savings plans sponsored by the Company and its affiliates. Each participating savings plan has an undivided interest in the Stable Value Fund. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.
Investments held in the Stable Value Fund are as follows:

	December 31
$ in thousands	2014	2013
Guaranteed investment contracts (at contract value)	$3,298,776	$3,466,539
Cash and cash equivalents	70,691	60,240
Total	$3,369,467	$3,526,779
Investment income of the Stable Value Fund totaled $82,673,000 for the year ended December 31, 2014.
The DC Master Trust has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2014 and 2013, no borrowings under this arrangement were outstanding.
The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. These contracts, known as synthetic guaranteed investment contracts (SICs), provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized, at a maximum over the duration of the underlying assets, through adjustments to the future interest-crediting rate. Primary variables affecting the future crediting rate of the wrapper contracts include current yield of the underlying assets within the wrapper contract, duration of the underlying assets covered by the wrapper contract, and the existing difference between market value and contract value of the underlying assets within the wrapper contract. Each wrapper contract and the related underlying assets comprise the SICs, which are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.

The fair value of the underlying assets related to the GICs which includes a separate insurance contract and SICs, was $3,432,265,000 and $3,587,202,000 as of December 31, 2014 and 2013, respectively, and the fair value of the wrapper contracts was zero at December 31, 2014 and 2013. The weighted-average yield (excluding administrative expenses) for all investment contracts was 1.50 percent and 1.61 percent at December 31, 2014 and 2013, respectively. Average duration for all investment contracts was 2.93 years and 3.32 years at December 31, 2014 and 2013, respectively. The crediting interest rate for all investment contracts was 2.44 percent and 2.43 percent at December 31, 2014 and 2013, respectively. Crediting interest rates are reset on a monthly basis and guaranteed by the wrapper contracts to be not less than zero. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.
Certain events, such as Plan termination or a plan merger initiated by the Plan Sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.
7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan's Trustee, transactions involving Northrop Grumman Corporation common stock, and payments made to the Company for certain Plan administrative costs. The NG Stock Fund within the DC Master Trust held 13,423,538 and 14,016,634 shares of common stock of the Company with a fair value of $1,978,495,000 and $1,606,446,000 at December 31, 2014 and 2013, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 99.5 percent and 99.7 percent at December 31, 2014, and 2013, respectively. During 2014, the NG Stock Fund earned dividends of $37,237,000 from its investment in Northrop Grumman Corporation common stock. A significant decline in the market value of the Company’s common stock would not significantly affect the net assets available for benefits.
State Street affiliates managed $19,850,000 and $25,160,000 of Plan assets held in short-term investment funds as of December 31, 2014 and 2013, respectively. The Plan paid $988,000 to the Trustee in fees during the year ended December 31, 2014.
The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions. The Plan had transactions with the Trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.
8. PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to ERISA provisions. In the event of a Plan termination, the interests of all participants in their accounts would become 100 percent vested.
9. FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter dated September 25, 2013, in which the Internal Revenue Service ("IRS") determined that the Plan’s terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. Management believes the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 is as follows:

	December 31
$ in thousands	2014	2013
Net assets available for benefits per the financial statements	$18,887,512	$17,675,713
Less amounts allocated to withdrawing participants	(4,660)	(1,553)
Net assets available for benefits per Form 5500	$18,882,852	$17,674,160
A reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2014, is as follows:

$ in thousands
Benefits paid to participants per the financial statements	$1,214,830
Add amounts allocated to withdrawing participants at December 31, 2014	4,660
Less amounts allocated to withdrawing participants at December 31, 2013	(1,553)
Benefits paid to participants per Form 5500	$1,217,937
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2014 and 2013, but not yet paid as of that date.
* * * * * *

NORTHROP GRUMMAN SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

$ in thousands
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust	**	$17,232,820	***
*	Charles Schwab	Schwab Personal Choice Retirement Account	**	1,531,396
*	Plan Participants	Participant loans (maturing 2015 to 2034 at interest rates ranging from 4.25 percent to 11.5 percent)	**	235,899
*	State Street Bank and Trust Company	State Street Bank and Trust Company short-term investment funds	**	19,850
	Total			$19,019,965

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.
***	Excludes adjustment from fair value to contract value for fully benefit-responsive investment contracts.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN SAVINGS PLAN

Dated: June 15, 2015	By:	/s/ Michael Hardesty
Michael Hardesty Chairman, Audit Subcommittee of the Benefit Plans Administrative Committee

EXHIBIT INDEX

*23	Consent of Independent Registered Public Accounting Firm

*	Filed with this report